Exhibit 99.2

May 30, 2014

Canadian Securities Administrators

Cameco Corporation

Annual Meeting May 28, 2014

Report of Voting Results

Under National Instrument 51-102

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we advise of the results of the voting on the matters submitted to the annual meeting (the Meeting) of the shareholders (the Shareholders) of Cameco Corporation (the Corporation) held on May 28, 2014. Each of the matters set forth below is described in greater detail in the Notice for the Meeting and Management Proxy Circular mailed to Shareholders prior to the Meeting.

The matters voted upon at the Meeting and the results of the voting were as follows:

Item 1: Election of Directors

The following directors were elected to hold office for the ensuing year or until their successors are elected or appointed:

Ian Bruce	Tim Gitzel
Daniel Camus	James Gowans
John Clappison	Nancy Hopkins
Joe Colvin	Anne McLellan
James Curtiss	Neil McMillan
Donald Deranger Catherine Gignac	Victor Zaleschuk

May 29, 2014

If a ballot vote had been taken, based upon proxy votes by Shareholders received by the Corporation, the voting results for the election of directors, both before and after giving effect to the twenty-five (25%) percent non-resident Shareholder voting restriction, would have been:

Vote Results Before Reduction of Non-resident Vote:

Nominee	Votes For	% Votes For	Withheld	% Votes Withheld
Ian Bruce	221,436,518	99.01%	2,217,387	0.99%
Daniel Camus	207,576,221	92.81%	16,077,684	7.19%
John Clappison	221,763,159	99.15%	1,890,746	0.85%
Joe Colvin	209,156,557	93.52%	14,497,348	6.48%
James Curtiss	209,327,291	93.59%	14,326,614	6.41%
Donald Deranger	219,786,449	98.27%	3,867,456	1.73%
Catherine Gignac	221,544,049	99.06%	2,109,856	0.94%
Tim Gitzel	221,391,117	98.99%	2,262,788	1.01%
James Gowans	221,746,323	99.15%	1,907,582	0.85%
Nancy Hopkins	220,601,989	98.64%	3,051,916	1.36%
Anne McLellan	210,377,002	94.06%	13,276,903	5.94%
Neil McMillan	220,837,352	98.74%	2,816,553	1.26%
Victor Zaleschuk	209,743,193	93.78%	13,910,712	6.22%

Vote Results After Reduction of Non-resident Vote to 25%:

Nominee	Votes For	% Votes For	Withheld	% Votes Withheld
Ian Bruce	187,926,682	99.18%	1,556,474	0.82%
Daniel Camus	174,674,073	92.18%	14,809,084	7.82%
John Clappison	188,267,502	99.36%	1,215,654	0.64%
Joe Colvin	175,949,425	92.86%	13,533,731	7.14%
James Curtiss	176,107,305	92.94%	13,375,851	7.06%
Donald Deranger	186,613,904	98.49%	2,869,253	1.51%
Catherine Gignac	188,054,944	99.25%	1,428,213	0.75%
Tim Gitzel	187,885,698	99.16%	1,597,458	0.84%
James Gowans	188,245,612	99.35%	1,237,544	0.65%
Nancy Hopkins	187,397,413	98.90%	2,085,744	1.10%
Anne McLellan	176,885,130	93.35%	12,598,026	6.65%
Neil McMillan	187,549,502	98.98%	1,933,654	1.02%
Victor Zaleschuk	176,363,914	93.08%	13,119,243	6.92%

Item 2: Appointment of Auditors

By a vote by way of show of hands, KPMG LLP was appointed auditors of the Corporation to hold office until the next annual meeting of Shareholders, or until their successors are appointed.

May 29, 2014

If a ballot vote had been taken, based upon proxy votes by Shareholders received by the Corporation, the voting results for appointment of auditors, both before and after giving effect to the twenty-five (25%) percent non-resident Shareholder voting restriction, would have been:

Vote Results Before Reduction of Non-resident Vote:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
251,492,972	97.91%	5,363,171	2.09%

Vote Results After Reduction of Non-resident Vote to 25%:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
193,003,876	97.58%	4,779,840	2.42%

Item 3: Executive Compensation

On a vote by ballot, an advisory resolution was passed accepting the approach to executive compensation disclosed in Cameco’s Management Proxy Circular delivered in advance of this meeting.

The outcome of the ballot vote, both before and after giving effect to the twenty-five (25%) percent non-resident Shareholder voting restriction, was as follows:

Vote Results Before Reduction of Non-resident Vote:

Votes For	% Votes For	Votes Against	% Votes Against
206,117,259	92.16%	17,536,646	7.84%

Vote Results After Reduction of Non-resident Vote to 25%:

Votes For	% Votes For	Votes Against	% Votes Against
173,463,077	91.54%	16,032,625	8.46%

Item 4: Amending the Bylaws

On a vote by ballot, a resolution was passed confirming the Amended and Related Bylaw No. 7 approved by the Corporation’s board on February 7, 2014 and disclosed in the Management Proxy Circular delivered in advance of the meeting.

The outcome of the ballot vote, both before and after giving effect to the twenty-five (25%) percent non-resident Shareholder voting restriction, was as follows:

Vote Results Before Reduction of Non-resident Vote:

Votes For	% Votes For	Votes Against	% Votes Against
171,133,676	76.52%	52,518,729	23.48%

Vote Results After Reduction of Non-resident Vote to 25%:

Votes For	% Votes For	Votes Against	% Votes Against
145,890,433	76.99%	43,604,894	23.01%

May 29, 2014

On a vote by ballot, a resolution was passed confirming the Amended and Restated Bylaw No. 7 as approved by the Corporation’s board on May 16, 2014 and set out in the Corporation’s May 16, 2014 securities filing and described to the Meeting, which deleted the last sentence in section 6.2(c) of the bylaws, which stated that no adjournment or postponement of a meeting of shareholders or the announcement thereof would commence a new time period for the giving of a nominating shareholder’s notice respecting advance notice of director nominations.

The outcome of the ballot vote, both before and after giving effect to the twenty-five (25%) percent non-resident Shareholder voting restriction, was as follows:

Vote Results Before Reduction of Non-resident Vote:

Votes For	% Votes For	Votes Against	% Votes Against
171,133,676	76.52%	52,518,729	23.48%

Vote Results After Reduction of Non-resident Vote to 25%:

Votes For	% Votes For	Votes Against	% Votes Against
145,890,433	76.99%	43,604,894	23.01%

Cameco Corporation

By:	“Sean A. Quinn”
Sean A. Quinn
Senior Vice-President, Chief Legal Officer and Corporate Secretary